Exhibit 3.2

AMENDMENT NO. 1 TO

AMENDED AND RESTATED BY-LAWS OF

KNOWLES CORPORATION

A Delaware Corporation

Pursuant to a resolution duly adopted by the Board of Directors of Knowles Corporation, a Delaware corporation (the “Corporation”), effective May 3, 2016, Article III, Section 3.1 of the Amended and Restated By-Laws of the Corporation is amended to read in its entirety as follows:

Section 3.1 Number and Election of Directors. The Board of Directors shall consist of not less than three (3) nor more than fifteen (15) members, the exact number of which shall be fixed from time to time exclusively pursuant to a resolution adopted by the affirmative vote of a majority of the entire Board of Directors, and subject to the rights of the holders of the preferred stock, if any, the exact number may be increased or decreased (but not to less than three (3) or more than fifteen (15)). Except as provided in Section 3.2, directors shall be elected by a majority of the votes cast at the annual meeting of stockholders; provided, however, that, if the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes cast. A director shall hold office until the Annual Meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Directors need not be stockholders.

The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The term of the initial Class I directors shall terminate on the date of the first Annual Meeting of Stockholders to occur after February 28, 2014; the term of the initial Class II directors shall terminate on the date of the second Annual Meeting of Stockholders to occur after February 28, 2014; and the term of the initial Class III directors shall terminate on the date of the third Annual Meeting of Stockholders to occur after February 28, 2014 or, in each case, upon such director’s earlier death, resignation or removal. At each succeeding Annual Meeting of Stockholders beginning with the first Annual Meeting of Stockholders to occur after February 28, 2014, successors to the class of directors whose term expires at that annual meeting shall be elected for a term of office to expire at the third succeeding Annual Meeting of Stockholders after their election and until his or her respective successor has been duly elected and qualified. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, disability, resignation or disqualification of a director or other cause shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director.